June 25, 2025

David Davis
Chief Executive Officer
Spirit Aviation Holdings, Inc.
1731 Radiant Drive
Dania Beach, FL 33004

        Re: Spirit Aviation Holdings, Inc.
            Draft Registration Statement on Form S-1
            Submitted June 13, 2025
            CIK No. 0001498710
Dear David Davis:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Chris Van Buren